SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A
                                 FINAL AMENDMENT
                   Under the Securities Exchange Act of 1934*

                           HOME SHOPPING NETWORK, INC.
 ______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                    437351109
 ______________________________________________________________________________
                                 (CUSIP Number)

                              Michael Drayer, Esq.
                        Silver King Communications, Inc.
                             12425 28th Street North
                 St. Petersburg, Florida  33716   (813) 573-0339
 ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 1996
 ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment sub-sequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would al-ter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages


 CUSIP No. 437351109
________________________________________________________________________________
      (1)  Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

           Silver King Communications, Inc.
           59-2712887
 _____________________________________________________________________________
      (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)
 [ ]
                                                                 (b)
 [ ]
 ____________________________________________________________________________
      (3)  SEC Use Only
 ____________________________________________________________________________
      (4)  Source of Funds


 _____________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [  ]
________________________________________________________________________________
      (6)  Citizenship or Place of Organization

           Delaware
 _____________________________________________________________________________
 Number of      (7)  Sole Voting Power         0 shares
 Shares Bene-   ______________________________________________________________
 ficially       (8)  Shared Voting Power       0 shares
 Owned by
 Each Report-   (9)  Sole Dispositive Power    0 shares
 ing Person     _______________________________________________________________
 With           (10) Shared Dispositive Power  0 shares

      (11) Aggregate Amount Beneficially Owned by Each Reporting Person

           0 shares
________________________________________________________________________________
      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           [X]
           Excludes shares of Common Stock and options to purchase Common Stock owned by the executive officers and directors of Silver King.
 _____________________________________________________________________________
      (13) Percent of Class Represented by Amount in Row (11)

           0%
 _____________________________________________________________________________
      (14) Type of Reporting Person (See Instructions)

                          CO




                                Page 2 of 5 pages







                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                Final Amendment to
                                   SCHEDULE 13D

                                  Statement of

                         SILVER KING COMMUNICATIONS, INC.

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           HOME SHOPPING NETWORK, INC.


                   The Report on Schedule 13D (the "Schedule 13D") re-lates to the common stock, par value $.01 per share, of Home Shopping Network, Inc., a Delaware corporation (the "Company"). This Report is filed by Silver King Communications, Inc. (some-times referred to herein as the "Reporting Person"). The Re-port on Schedule 13D originally filed by the Reporting Person on December 8, 1995 and heretofore amended (the "Reporting Per-son Schedule 13D") is hereby amended and supplemented to in-clude the information contained herein, and this Report consti-tutes Final Amendment to the Reporting Person Schedule 13D. Capitalized terms not defined herein have the meanings provided in the prior Report referred to in this paragraph.


         ITEM 4.   PURPOSE OF TRANSACTION.

                   The information contained in Item 4 of the Reporting Person Schedule 13D is hereby amended and supplemented by add-ing the information set forth in Item 6 below, which is incor-porated herein by reference.


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   The information contained in Item 5 of the Reporting Person Schedule 13D is hereby amended and supplemented by add-ing the information set forth in Item 6 below, which is incor-porated herein by reference.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                   The information set forth in Item 6 of the Reporting Person Schedule 13D above is hereby amended and supplemented by adding the following information:

                                Page 3 of 5 pages








                   On August 26, 1996, Silver King issued a press re-lease, announcing that Silver King, the Company and Liberty HSN had entered into an Agreement and Plan of Exchange and Merger, dated as of August 25, 1996 (the "Exchange and Merger Agree-ment"), as a result of which the Company would become, initially, an 80.1% subsidiary of Silver King (the "Silver King-HSN Merger"). In connection with the Exchange and Merger Agreement, Silver King, BDTV INC., Liberty HSN and Liberty Pro-gram Investments, Inc. ("Liberty Program") entered into a Ter-mination Agreement, dated as of August 25, 1996 (the "Termina-tion Agreement"), pursuant to which the parties agreed that the Liberty HSN Merger Agreement and the Exchange Agreement will be terminated upon due execution of the Exchange and Merger Agree-ment.

                   In connection with the Exchange and Merger Agreement, Liberty, Liberty Program and Liberty HSN entered into a voting agreement with Silver King, dated as of August 25, 1996 (the "HSN Stockholders Voting Agreement"), pursuant to which each such stockholder of the Company agreed, among other things, to vote, or cause the shares in which they have a beneficial interest to be voted, in favor of certain matters to be submitted to Company stockholders in connection with the Silver King-HSN Merger and related transactions.

                   Each of the press release, the Termination Agreement and the HSN Stockholders Voting Agreement is filed as an Ex-hibit hereto and is incorporated herein by reference, and the foregoing summary descriptions of such documents are qualifed in their entirety by reference to such exhibits.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              1. Termination Agreement, dated as of August 25, 1996, by and among Silver King Communications, Inc., BDTV INC., Liberty Program Investments, Inc. and Liberty HSN, Inc.

              2. Voting Agreement, dated as of August 25, 1996, by and among certain stockholders of the Company and Silver King Communications, Inc.

              3. Press Release, dated August 26, 1996, issued by Sil-ver King Communications, Inc.





                                Page 4 of 5 pages







                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  August 28, 1996


                                       SILVER KING COMMUNICATIONS, INC.



                                  By:  /s/ Michael Drayer
                                       Name:   Michael Drayer
                                       Title:  Executive Vice President

































                                Page 5 of 5 pages





                                  EXHIBIT INDEX


                                                      Seq. Pg. No.

         1.   Definitive Term Sheet regarding
              Stockholders Agreement, dated as
              of August 24, 1995, by and between
              Liberty Media Corporation and
              Mr. Diller.*

         2.   Letter Agreement, dated November 13,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         3.   Letter Agreement, dated November 16,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         4.   First Amendment to Stockholders
              Agreement, dated as of November 27,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         5.   Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver Management Company, Liberty
              Program Investments, Inc. and
              Liberty HSN, Inc.*

         6.   Exchange Agreement, dated as of
              November 27, 1995, by and between
              Silver Management Company and
              Silver King Communications, Inc.*

         7.   Press Release, dated November 27,
              1995, issued by Home Shopping
              Network, Inc.*

         8.   Press Release, dated November 27,
              1995, issued by Silver King
              Communications, Inc.*

         9.   Report on Schedule 13D, dated
              August 28, 1995, filed by
              Tele-Communications, Inc. and
              Barry Diller, with respect to
              Silver King Communications, Inc.
              (the "TCI/Diller Schedule 13D").*

         _____________________
         *    Previously filed.





         10.  Amendment to TCI/Diller Schedule
              13D, dated November 30, 1995.*

         11.  Termination Agreement, dated
              as of August 25, 1996, by and
              among Silver King Communications,
              Inc., BDTV INC., Liberty
              Program Investments, Inc. and
              Liberty HSN, Inc.

         12.  Voting Agreement, dated as of
              August 25, 1996, by and among
              certain stockholders of the
              Company and Silver King
              Communications, Inc.

         13.  Press Release, dated August 26,
              1996, issued by Silver King
              Communications, Inc.































         _____________________
         *    Previously filed.